EX-99.(e)(iii)	Exhibit (e)(iii) under Form N-1A

DISTRIBUTOR'S CONTRACT
Exhibit B
Fund: Federated Short-Intermediate Government Trust
Institutional Service Shares

     The following provisions are hereby incorporated and made part of the Distributor's Contract dated the 29th of May, 1992, between the Trust and FSC with respect to the Class of the Fund set forth above. (This Fund has the same name as the Trust.)

     1.  The Trust hereby appoints FSC to engage in activities principally intended to result in the sale of shares of the Class. Pursuant to this appointment FSC is authorized to select a group of brokers ("Brokers") to sell shares of the above-listed Class ("Shares"), at the current offering price thereof as described and set forth in the respective prospectuses of the Trust, and to render administrative support services to the Trust and its shareholders. In addition, FSC is authorized to select a group of Administrators ("Administrators") to render administrative support services to the Trust and its shareholders.

     2.  Administrative support services may include, but are not limited to, the following eleven functions: (1) account openings: the Broker or Administrator communicates account openings via computer terminals located in the Broker or Administrator's premises; 2) account closings: the Broker or Administrator communicates account closings via computer terminals; 3) enter purchase transactions: purchase transactions are entered through the Broker or Administrator's own personal computer or through the use of a toll-free number; 4) enter redemption transactions: Broker or Administrator enters redemption transactions in the same manner as purchases; 5) account maintenance: Broker or Administrator provides or arranges to provide accounting support for all transactions. Broker or Administrator also wires funds and receives funds for Trust share purchases and redemptions, confirms and reconciles all transactions, reviews the activity in the Trust's accounts, and provides training and supervision of its personnel; 6) interest posting: Broker or Administrator posts and reinvests dividends to the Trust's accounts; 7) prospectus and shareholder reports: Broker or Administrator maintains and distributes current copies of prospectuses and shareholder reports; 8) advertisements: the Broker or Administrator continuously advertises the availability of its services and products; 9) customer lists: the Broker or Administrator continuously provides names of potential customers; 10) design services: the Broker or Administrator continuously designs material to send to customers and develops methods of making such materials accessible to customers; and 11) consultation services: the Broker or Administrator continuously provides information about the product needs of customers.

     3.  During the term of this Agreement, the Trust will pay FSC for services pursuant to this Agreement, a monthly fee computed at the annual rate of .25% of the average aggregate net asset value of the Shares held during the month. For the month in which this Agreement becomes effective or terminates, there shall be an appropriate proration of any fee payable on the basis of the number of days that the Agreement is in effect during the month.